

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Daniel K. Schlanger
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, TX 77024-1908

      Re: Crown Castle Inc.
         Form 10-K for the fiscal year ended December 31, 2023
         File No. 001-16441

Dear Daniel K. Schlanger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction